Exhibit 99.1

RAINCHIEF ENERGY INC.
(the “Company”)
Suite 600-595 Hornby St
Vancouver, British Columbia
V6C-2E8
604-646-5620 T
604-688-1817 F

Trading Symbol: RCFEF
April 3, 2009

SCOTT HENDERSON AND TROJAN ENERGY SUE XGEN VENTURES INC
FOR $7,500,000

Rainchief Energy Inc. (“Rainchief” or the “Corporation”) (RCFEF.OTC.BB) and its solely owned subsidiary Point Grey Energy Inc. “PGE”  in a press release dated August 28, 2008 announced that it had purchased certain oil and gas rights on the Montag Lands from Mr. Henderson and Trojan Energy.

CLAIM ACTION NO.  0801-2658

IN THE COURT OF QUEEN’S BENCH OF ALBERTA JUDICAL DISTRICT OF CALGARY

Henderson and Trojan state that they have earned and paid for a legal and beneficial interest to a 40% Working Interest in the Montag Lands and in the alternative have at minimum earned a 20% Carried Working Interest pursuant to a management agreement.  Henderson and Trojan seek specific performance of the Management Agreement and the acknowledgement and transfer of these interests.

In the alternative, judgment in the amount of $7,500,000 or such further and other amount as may be proven at the trial of this matter, reflecting the value of a 40% Working Interest in the Montag Lands, or in the alternative to a 20% Carried Working Interest, both pursuant to the terms of the Management Agreement, accounting of all benefits derived therefrom, and a constructive trust over the Montag Lands for the value of these interests.

DATED at the City of Calgary in the province of Alberta, this 2nd day of April, 2009, and DELIVERED by Robert A. Rakochey of MACLEOD DIXON LLP, Barristers and Solicitors, 3700, 400-3rd Avenue S.W. Calgary, Alberta T2P 4H2, telephone (403) 267-8234.

FOR FURTHER INFORMATION PLEASE CONTACT:

Brad Moynes
President & CEO
Rainchief Energy Inc.
Point Grey Energy Inc.
+1-604-646-5620

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”

_________________________________________
Brad Moynes, President and CEO